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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                 (CHECK ONE):
                                                     ---------------------------

                                                          SEC FILE NUMBER
                                                              0-29416
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                                                     ---------------------------

                                                            CUSIP NUMBER
                                                            90467L-10-0
                                                     ---------------------------

[ ] Form 10-K and Form 10-KSB         [ ] Form 20-F          [ ] Form 11-K
[X] Form 10-Q and Form 10-QSB         [ ] Form N-SAR

         For Period Ended: March 31, 2002
                           -------------------------------------------
         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR
         For the Transition Period Ended: N/A
                           -------------------------------------------

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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates: Not Applicable
                                                       -------------------------
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PART I -- REGISTRANT INFORMATION


       Full Name of Registrant: UNIFAB International, Inc.
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       Former Name if Applicable

           5007 Port Road
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       Address of Principal Executive Office (STREET AND NUMBER)

           New Iberia, Louisiana 70560
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           City, State and Zip Code

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PART II -- RULES 12B-25 (B) AND (C)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB , N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)

The Registrant is unable to file timely without unreasonable effort and expense due to the significant and complex nature of (i) the Waiver and Second Amendment to the Registrant's Amended and Restated Credit Agreement (the "Waiver and Amendment") that was negotiated and finalized through March 5, 2001 and (ii) the Preferred Stock Purchase, Debt Exchange and Modification Agreement (the "Preferred Stock Purchase Agreement") that was negotiated and finalized through April 26, 2002. The Waiver and Amendment and the Preferred Stock Purchase required that significant resources be dedicated to determine the proper terms and conditions under which the Registrant could enter into these agreements. As a result of the negotiation and the significant resources that the Registrant had to dedicate to close these transactions, the Registrant was unable to complete its financial statements and the required disclosures to be included in its Quarterly Report on Form 10-Q.

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PART IV -- OTHER INFORMATION

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       (1) Name and telephone number of person to contact in regard to this notification

                       Peter J. Roman                (337)        373-5506
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                           (Name)                 (Area Code) (Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 of section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               [X] Yes    [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [ ] Yes    [X] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                           UNIFAB International, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    May 15, 2002                         By  /s/ Peter J. Roman
     ------------------------                   --------------------------------
                                                     Peter J. Roman
                                                     Chief Financial Officer

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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